                                                             The Valley Forge Fund, Inc

                                                            1375 Anthony Wayne Drive

                                                                 Wayne, PA 19087

                                   Management Statement Regarding Compliance With Certain

                                         Provisions of the Investment Company Act of  1940

We, as members of management of The Valley Forge Fund, Inc.(the"Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17-f2, "Custody of Investments by

Registered Management Investment Companies," of the investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17-f2 as of December 29,2006 and from November 27,2006 through

December 29,2006.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17-f2 of the investment Company Act of 1940 as of December 29,2006 and from November 27,2006 through December 29, 2006 with respect to securities reflected in the investment account of the Company.

The Valley Forge Fund, Inc.

By:

/s/ Bernie Klawans

Bernard B. Klawans

President